Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Think Elevation Capital Growth Opportunities on Amendment No. 1 to Form S-1 (File No. 333-254519) of our report dated March 19, 2021, except for Fair Value of Financial Instruments and Derivative Financial Instruments in Note 2, Warrant Liabilities in Note 7, and Subsequent Events in Note 9, as to which the date is May 18, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Think Elevation Capital Growth Opportunities as of March 3, 2021 and for the period from February 24, 2021 (inception) through March 3, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

Boston, MA

May 18, 2021